Marcel Fausten +1 212 450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017	CONFIDENTIAL

December 7, 2022
Re:	Iris Energy Limited Amendment No. 3 to Registration Statement on Form F-1 Filed November 25, 2022 CIK No. 0001871148

Mr. Joshua Shainess
Ms. Mariam Mansaray
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Shainess and Ms. Mansaray:

On behalf of our client, Iris Energy Limited (the “Company”, and together with its subsidiaries the “Group”), we are responding to two oral comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) received by phone on November 29, 2022 (the “Comments”). In response to the Comments, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, we have added the Comments in italics below, followed by the Company’s response to each Comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 3 to Form F-1 filed November 25, 2022

1.	Identify the exchange that the Company uses to liquidate the Bitcoin that it mines and discuss any reliance thereon.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Revised Registration Statement. The Company further respectfully advises the Staff that it has chosen Kraken because, to date, it is one of the largest digital asset trading platforms in the world and is regulated by various agencies, including agencies in the United States, Canada and Australia. The Company respectfully submits that the digital asset trading platform industry is highly competitive and that the Company has the ability to switch digital asset trading platforms without material expense or delay, such that it believes its business is not substantially dependent on Kraken.

2.
Discuss the impact on the Company of recent market events in the crypto industry and, in particular, the fallout from the allegations surrounding, and bankruptcies of, FTX and Alameda. Please address any direct impacts as well as indirect impacts, including on the Company’s third-party service providers, contractual counterparties and debt obligations.

Response:          The Company confirms to the Staff that it is not aware of any direct impacts from the recent market events in the crypto industry, including those surrounding FTX and Alameda, that the Company believes would reasonably be expected to have a material impact on the business, operations or financial condition of the Group.

In addition, the Company is not aware of any impact from these recent market events to its existing service providers—including the Kraken digital asset trading platform utilized by the Company to liquidate the Bitcoin that it mines, its hardware providers pursuant to existing hardware purchase agreements, and counterparties, and their advisors—that would reasonably be expected to have a material impact on the business, operations or financial condition of the Group.

The Company notes, however, that recent market events in the crypto industry, including those surrounding FTX and Alameda, among others, have had an impact on market sentiment towards the broader crypto industry.  There has also been a decline in the price of cryptocurrencies generally, including Bitcoin, in connection with these events, which has impacted the Group from a financial and operational perspective.  The risks related to decreases in the price of Bitcoin, among other things, are described in the Company’s filings with the Commission, including under “Item 1.D. Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022.

In particular, the decline in the price of Bitcoin reduced the Group’s revenue and operating cash flows, including the revenue and operating cash flows generated by Bitcoin miners owned by the Group’s special purpose vehicles that are borrowers under the Group’s limited recourse equipment financing facilities. Such facilities have all been incurred by wholly-owned special purpose vehicles of the Group and are non-recourse to any other Group entities.  As previously disclosed in the Company’s filings with the Commission and under “Risk Factors” in the Revised Registration Statement, the relevant lender has declared all such outstanding indebtedness under the Group’s limited recourse equipment financing facilities to be immediately due and payable, and the Company has described the implications of such declaration by the relevant lender in such disclosures. The Group does not have any other outstanding indebtedness for borrowed money.

In addition, as previously disclosed in the Company’s filings with the Commission, the Company expects to continue to explore monetizing assets, including utilizing prepayments made to Bitmain with respect to its existing hardware purchase contracts and/or utilizing its existing miners. The Company respectfully advises the Staff that it may explore such options where it believes they have the potential to unlock value and/or additional liquidity, including as a result of decreases in the price of Bitcoin, increases in the global hashrate of the Bitcoin network or other relevant factors.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Revised Registration Statement to describe the foregoing impacts on its business.

***

Should any questions arise, please do not hesitate to contact me at (212) 450-4389 (tel) or marcel.fausten@davispolk.com. Thank you for your time and attention.
Very truly yours, /s/ Marcel Fausten
Marcel Fausten

cc:          Daniel Roberts, Co-Chief Executive Officer of the Company
William Roberts, Co-Chief Executive Officer of the Company